UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 24 May, 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



M E D I A   R E L E A S E

Talas Copper Gold Project

Johannesburg, 24 May 2013: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today announced that its wholly owned subsidiary, Gold Fields Orogen Holding BVI Ltd, has appointed Jefferies International as exclusive financial advisor to assist with a review of potential strategic alternatives in relation to the Talas Copper Gold Project in Kyrgyzstan.

The strategic review will examine and consider opportunities available to the company with the objective of further enhancing shareholder value. The strategic review will not necessarily result in any specific strategic or financial transaction and no timetable has been set for its completion. Gold Fields will keep shareholders updated on the strategic review process and any material developments.

About the Talas Copper Gold Project:

The Talas Copper Gold Project (100% owned by Gold Fields) is situated in the Central Asian Orogenic Belt (CAOB) in Kyrgyzstan, which is widely recognised as the second largest gold province by endowment outside of the Witwatersrand. The CAOB region is home to some of the world's largest copper gold deposits, including Murantau (110 million ounces of gold-equivalent), Almalyk (80 million ounces of gold-equivalent) and Oyu Tolgoi (100 billion pounds of copper, 60 million ounces of gold).

As of 31 December 2012, the Talas Copper Gold Project contained mineral resources of 1.7 billion pounds of copper and 6.7 million ounces of gold. Gold Fields also owns three neighbouring prospecting licenses in the Tien Shan gold belt covering 32,150 hectares.

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
Email: Willie.Jacobsz@goldfields.co.za

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel   +27 11 562 9775
Mobile   +27 82 971 9238
email   Willie.Jacobsz@ goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@ goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email : Sven.Lunsche@goldfields.co.za

Jefferies International Limited
Timur Sugito
Tel: +44 20 7029 8184
Mob: +44 75 5731 9242
tsugito@jefferies.com

ends

Notes to editors

About Gold Fields

Gold Fields (following the unbundling of Sibanye Gold) is a large unhedged producer of gold with attributable annual production of approximately 2 million gold ounces from six operating mines in Australia, Ghana, Peru and South Africa. The new Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility. The new Gold Fields has total attributable gold Mineral Reserves of 54.9 million ounces and Mineral Resources of 125.5 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields unbundled its KDC and Beatrix mines in South Africa into a separately listed company, Sibanye Gold

Sponsor: J.P. Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 24 May, 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer